Exhibit 99.1

Contact for Media and Investors:

Margaret Shi

Email: ir@service.netease.com

Tel: (+86) 571-8985-3378

Twitter: https://twitter.com/NetEase_Global

Brandi Piacente

Email: netease@thepiacentegroup.com

Tel: (+1) 212-481-2050

NetEase Announces Second Quarter 2020 Unaudited Financial Results

(Beijing- August 13, 2020)- NetEase, Inc. (NASDAQ: NTES and HKEX: 9999, “NetEase” or the “Company”), one of China’s leading internet and online game services providers, today announced its unaudited financial results for the second quarter ended June 30, 2020.

Second Quarter 2020 Financial Highlights

•                  Net revenues  were RMB18.2 billion (US$2.6 billion), an increase of 25.9% compared with the second quarter of 2019.

•                  Online game services net revenues were RMB13.8 billion (US$2.0 billion), an increase of 20.9% compared with the second quarter of 2019.

•                  Youdao net revenues were RMB623.3 million (US$88.2 million), an increase of 93.1% compared with the second quarter of 2019.

•                  Innovative businesses and others net revenues were RMB3.7 billion (US$528.4 million), an increase of 38.7% compared with the second quarter of 2019.

•                  Gross profit was RMB9.8 billion (US$1.4 billion), an increase of 26.6% compared with the second quarter of 2019.

•                  Total operating expenses were RMB5.6 billion (US$795.8 million), an increase of 40.1% compared with the second quarter of 2019.

•                  Net income from continuing operations attributable to the Company’s shareholders was RMB4.5 billion (US$642.3 million). Non-GAAP net income from continuing operations attributable to the Company’s shareholders was RMB5.2 billion (US$739.7 million). [1]

•                  Basic net income from continuing operations was US$4.95 per ADS (US$0.20 per share). Non-GAAP basic net income from continuing operations was US$5.70 per ADS (US$0.23 per share). [1]

Second Quarter 2020 and Recent Operational Highlights

•                  Launched exciting new titles including EVE Echoes, Fantasy Westward Journey H5, King of Hunters, PES Club Manager and MARVEL Duel.

•                  Introduced PC game Justice’s two-year anniversary expansion pack in June, propelling high popularity and driving increased new and returning players.

•                  Reinforced international games presence with strong performances from Knives Out and Life-After in Japan.

•                  Continued popularity of Blizzard Entertainment’s World of Warcraft® in China, achieving a record number of peak concurrent users in the first half of this year.

•                  Advanced near-term titles for release including Onmyoji: Yokai Koya, as well as other upcoming titles in the pipeline such as: The Lord of the Rings: Rise to War, Harry Potter: Magic Awakened, For All Time, Revelation mobile game, Ghost World Chronicle, Nightmare Breaker, Infinite Lagrange, Diablo® Immortal™ and Pokémon Quest.

•                  Grew Youdao’s intelligent learning business steadily with net revenues from learning services and products reaching RMB520.1 million (US$73.6 million), up 190.0% year-over-year, and continued positive net operating cash flow of RMB93.0 million (US$13.2 million).

•                  Maintained strong momentum for NetEase Cloud Music, with robust growth in net revenues from both membership and live streaming, and secured a multi-year licensing agreement with Universal Music Group recently.

•                  Completed listing on the main board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) in June 2020.

•                  Issued first Environmental, Social and Governance report in June 2020.

[1] As used in this announcement, non-GAAP net income from continuing operations attributable to the Company’s shareholders and non-GAAP basic and diluted net income from continuing operations per ADS and per share are defined to exclude share-based compensation expenses. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this announcement.

“We saw healthy gains across our business in the second quarter, with total net revenues of RMB18.2 billion, up 25.9% year-over-year, driven by strong performances from our online game services and NetEase Cloud Music,” said Mr. William Ding, Chief Executive Officer and Director of NetEase. “Our games portfolio holds considerable depth and diversity, supporting our online game services net revenues of RMB13.8 billion in the second quarter. We saw steady growth in our overseas revenue in the second quarter. With the continuous expansion of our abundant games pipeline, we are more confident and committed than ever to extending our reach to a broader market. Our other core businesses such as Youdao, NetEase Cloud Music and Yanxuan, among others, also continue to track well against our strategic goals.

“In June, we celebrated the 20th anniversary of our listing on NASDAQ, as well as completed our listing on the Hong Kong Stock Exchange. Creating value for our supporters is always a priority. We will continue to examine ways to drive our Company’s growth, keeping in mind the best interests of our long-term investors, who have extended their trust and support to us, as well as our increasingly global community of players,” Mr. Ding concluded.

Second Quarter 2020 Financial Results

Net Revenues

Net revenues for the second quarter of 2020 were RMB18,184.8 million (US$2,573.9 million), compared to RMB17,062.4 million and RMB14,448.4 million for the preceding quarter and the second quarter of 2019, respectively.

Net revenues from online game services were RMB13,828.3 million (US$1,957.3 million) for the second quarter of 2020, compared to RMB13,518.2 million and RMB11,433.4 million for the preceding quarter and the second quarter of 2019, respectively. Net revenues from mobile games accounted for approximately 72.3% of net revenues from online games for the second quarter of 2020, compared to 70.3% and 72.2% for the preceding quarter and the second quarter of 2019, respectively.

Net revenues from Youdao were RMB623.3 million (US$88.2 million) for the second quarter of 2020, compared to RMB541.4 million and RMB322.8 million for the preceding quarter and the second quarter of 2019, respectively.

Net revenues from innovative businesses and others were RMB3,733.3 million (US$528.4 million) for the second quarter of 2020, compared to RMB3,002.7 million and RMB2,692.3 million for the preceding quarter and the second quarter of 2019, respectively.

Gross Profit

Gross profit for the second quarter of 2020 was RMB9,792.2 million (US$1,386.0 million), compared to RMB9,377.6 million and RMB7,736.8 million for the preceding quarter and the second quarter of 2019, respectively.

The quarter-over-quarter increase in online game services gross profit was primarily due to increased net revenues from self-developed mobile games such as Invincible, Life-After and Knives Out. The year-over-year increase was primarily due to increased net revenues from self-developed mobile games Fantasy Westward Journey 3D, Invincible and Fantasy Westward Journey mobile game, as well as certain licensed games.

The quarter-over-quarter and year-over-year increases in Youdao gross profit were primarily attributable to the significant increase in net revenues, improved economies of scale and faculty compensation structure optimization for its learning services and products.

The quarter-over-quarter increase in innovative businesses and others gross profit was primarily due to the improvement in gross profit from advertising services, Yanxuan and NetEase Cloud Music. The year-over-year increase was primarily due to increased net revenues from NetEase Cloud Music.

Gross Profit Margin

Gross profit margin for online game services for the second quarter of 2020 was 63.8%, compared to 64.1% and 63.1% for the preceding quarter and the second quarter of 2019, respectively. Gross profit margin for online game services was generally stable, fluctuating within a narrow band based on the revenue mix of mobile and PC games, as well as self-developed and licensed games.

Gross profit margin for Youdao for the second quarter of 2020 was 45.2%, compared to 43.5% and 32.9% for the preceding quarter and the second quarter of 2019, respectively. The quarter-over-quarter margin was comparatively stable. The year-over-year increase was primarily attributable to the factors enumerated above.

Gross profit margin for innovative businesses and others for the second quarter of 2020 was 18.5%, compared to 15.8% and 15.5% for the preceding quarter and the second quarter of 2019, respectively. The quarter-over-quarter increase was primarily due to improvement in gross profit margin from advertising services, Yanxuan and NetEase Cloud Music. The year-over-year increase was primarily due to increased net revenues from NetEase Cloud Music.

Operating Expenses

Total operating expenses for the second quarter of 2020 were RMB5,622.3 million (US$795.8 million), compared to RMB4,891.2 million and RMB4,012.5 million for the preceding quarter and the second quarter of 2019, respectively. The quarter-over-quarter and year-over-year increases were mainly due to increased marketing expenditures related to online game services and Youdao, as well as higher staff-related costs and research and development investments.

Other Income

Other income consisted of investment income/ (loss), interest income, exchange gains and others. The quarter-over-quarter and year-over-year increases were mainly due to the gains from fair value changes of equity investments with readily determinable fair value and government incentives recognized.

Income Taxes

The Company recorded a net income tax charge of RMB1,064.5 million (US$150.7 million) for the second quarter of 2020, compared to RMB1,082.0 million and RMB683.8 million for the preceding quarter and the second quarter of 2019, respectively. The effective tax rate for the second quarter of 2020 was 18.6%, compared to 21.5% and 16.7% for the preceding quarter and the second quarter of 2019, respectively. The effective tax rate represents certain estimates by the Company as to the tax obligations and benefits applicable to it in each quarter.

Net Income and Non-GAAP Net Income

Net income from continuing operations attributable to the Company’s shareholders for the second quarter of 2020 totaled RMB4,537.8 million (US$642.3 million), compared to RMB3,551.0 million and RMB3,354.2 million for the preceding quarter and the second quarter of 2019, respectively.

Non-GAAP net income from continuing operations attributable to the Company’s shareholders for the second quarter of 2020 totaled RMB5,226.0 million (US$739.7 million), compared to RMB4,212.9 million and RMB3,921.1 million for the preceding quarter and the second quarter of 2019, respectively.

NetEase reported basic and diluted net income from continuing operations per ADS of US$4.95 and US$4.89 for the second quarter of 2020, compared to US$3.89 and US$3.84, respectively for the preceding quarter and US$3.68 and US$3.65, respectively for the second quarter of 2019. NetEase reported basic and diluted net income from continuing operations per share of US$0.20 each for the second quarter of 2020, compared to US$0.16 and US$0.15, respectively for the preceding quarter and US$0.15 each for the second quarter of 2019.

Non-GAAP basic and diluted net income from continuing operations per ADS were US$5.70 and US$5.64 for the second quarter of 2020, compared to US$4.61 and US$4.55, respectively for the preceding quarter and US$4.31 and US$4.27, respectively for the second quarter of 2019. Non-GAAP basic and diluted net income from continuing operations per share were US$0.23 each for the second quarter of 2020, compared to US$0.18 each for the preceding quarter and US$0.17 each for the second quarter of 2019.

Quarterly Dividend

The board of directors has approved a dividend of US$1.485 per ADS (US$0.0594 per share) for the second quarter of 2020, to holders of ADSs and holders of ordinary shares as of the close of business on August 28, 2020, New York Time and Hong Kong Time, respectively, payable in U.S. dollars. For holders of ordinary shares, in order to qualify for the dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 p.m. on August 28, 2020 (Hong Kong Time). The payment date is expected to be on September 14, 2020 for holders of ordinary shares and on or around September 18, 2020 for holders of ADSs (assuming the dividend payment is timely received by the ADS depositary).

NetEase paid a dividend of US$1.16 per ADS (US$0.0464 per share) for the first quarter of 2020 in June 2020.

Starting in the second quarter of 2019, the Company’s policy has been to set quarterly dividends at an amount equivalent to approximately 20%-30% of the Company’s anticipated net income after tax in each fiscal quarter. The determination to make dividend distributions and the amount of such distributions in any particular quarter will be made at the discretion of the board of directors and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Other Information

As of June 30, 2020, the Company’s total cash and cash equivalents, current and non-current time deposits and short-term investments balance totaled RMB102,993.6 million (US$14,577.8 million), compared to RMB74,406.0 million as of December 31, 2019. Cash flow generated from continuing operating activities was RMB4,772.3 million (US$675.5 million) for the second quarter of 2020, compared to RMB6,500.6 million and RMB4,928.1 million for the preceding quarter and the second quarter of 2019, respectively.

Share Purchase / Repurchase Program

On November 20, 2019, the Company announced that its board of directors had approved a share purchase program of up to US$20.0 million of Youdao’s outstanding ADSs for a period not to exceed 12 months beginning on November 25, 2019. Under the terms of this program, NetEase may purchase Youdao’s ADSs in open-market transactions on the New York Stock Exchange. As of June 30, 2020, approximately 198,000 ADSs had been purchased under this program for a total cost of US$3.4 million.

On February 26, 2020, the Company announced that its board of directors had approved a share repurchase program of up to US$1.0 billion of the Company’s outstanding ADSs for a period not to exceed 12 months beginning on March 2, 2020. On May 19, 2020, the Company announced that its board of directors had approved an amendment to such program to increase the total authorized repurchase amount to US$2.0 billion. Under the terms of this program, NetEase may repurchase its issued and outstanding ADSs in open-market transactions on the NASDAQ Global Select Market. As of June 30, 2020, approximately 2.3 million ADSs had been repurchased under this program for a total cost of US$755.7 million.

For both of the above-mentioned current programs, it is expected that the timing and dollar amount of purchase transactions will be in accordance with the Securities and Exchange Commission (SEC) Rule 10b-18 requirements and such purchases may be affected pursuant to a plan in conformity with SEC Rule 10b5-1. The extent to which NetEase repurchases its ADSs or purchases Youdao’s ADSs will depend upon a variety of factors, including market conditions. These programs may be suspended or discontinued at any time.

** The United States dollar (US$) amounts disclosed in this announcement are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB7.0651 on June 30, 2020 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on June 30, 2020, or at any other certain date. The percentages stated are calculated based on RMB.

Change in Segment Reporting

Effective in the third quarter of 2019, the Company has reported the following segments: online game services, Youdao and innovative businesses and others, aligning with the manner in which the Company’s chief operating decision maker (“CODM”) currently receives and uses financial information to allocate resources and evaluate the performance of reporting segments. The Company retrospectively revised prior period segment information to conform to current period presentation.

Initial Public Offering in Hong Kong

In June, the Company successfully listed its ordinary shares on the main board of the Hong Kong Stock Exchange with a global offering of 197,202,000 ordinary shares. Gross proceeds from the global offering, before any underwriting fees and other offering expenses, were approximately HK$24,255.8 million.

Impact of the Recently Adopted Major Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13 “Financial Instruments-Credit Losses (Topic 326)”, which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. The Company adopted the new standard effective January 1, 2020 on a modified retrospective basis and did not restate comparative periods. The impact of new standard was immaterial to the Company.

Conference Call

NetEase’s management team will host a teleconference call with simultaneous webcast at 7:30 a.m. New York Time on Thursday, August 13, 2020 (Beijing/Hong Kong Time: 7:30 p.m., Thursday, August 13, 2020). NetEase’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 1-929-477-0324 (US), 400-120-9101 (Mainland China) or 852-3008-1527 (Hong Kong) and providing conference ID: 7890540, 10-15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 1-719-457-0820 and entering passcode 7890540#. The replay will be available through August 26, 2020.

This call will be webcast live and the replay will be available for 12 months. Both will be available on NetEase’s Investor Relations website at http://ir.netease.com/.

About NetEase, Inc.

As a leading internet technology company based in China, NetEase, Inc. (NASDAQ: NTES and HKEX: 9999, “NetEase”) is dedicated to providing premium online services centered around innovative and diverse content, community, communication and commerce. NetEase develops and operates some of China’s most popular mobile and PC games. In more recent years, NetEase has expanded into international markets including Japan and North America. In addition to its self-developed game content, NetEase partners with other leading game developers, such as Blizzard Entertainment and Mojang AB (a Microsoft subsidiary), to operate globally renowned games in China. NetEase’s other innovative service offerings include the intelligent learning services of its majority-controlled subsidiary, Youdao (NYSE: DAO); music streaming through its leading NetEase Cloud Music business; and its private label e-commerce platform, Yanxuan. For more information, please visit: http://ir.netease.com/.

Forward Looking Statements

This announcement contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. In addition, statements that are not historical facts, including statements about NetEase’s strategies and business plans, its expectations regarding the growth of its business and its revenue and the quotations from management in this announcement are or contain forward-looking statements. NetEase may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its position in that market in China or globally; the risk that COVID-19 or other health risks in China or globally could adversely affect the Company’s operations or financial results; risks associated with NetEase’s business and operating strategies and its ability to implement such strategies; NetEase’s ability to develop and manage its operations and business; competition for, among other things, capital, technology and skilled personnel; potential changes in government regulation that could adversely affect the industry and geographical markets in which NetEase operates; the risk that NetEase may not be able to continuously develop new and creative online services or that NetEase will not be able to set, or follow in a timely manner, trends in the market; competition in NetEase’s existing and potential markets; and the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results. Further information regarding these and other risks is included in NetEase’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. NetEase does not undertake any obligation to update this forward-looking information, except as required under the applicable law.

Non-GAAP Financial Measures

NetEase considers and uses non-GAAP financial measures, such as non-GAAP net income from continuing operations attributable to the Company’s shareholders and non-GAAP basic and diluted net income from continuing operations per ADS and per share, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

NetEase defines non-GAAP net income from continuing operations attributable to the Company’s shareholders as net income from continuing operations attributable to the Company’s shareholders excluding share-based compensation expenses. Non-GAAP net income from continuing operations attributable to the Company’s shareholders enables NetEase’s management to assess its operating results without considering the impact of share-based compensation expenses, which are non-cash charges. NetEase believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose. NetEase also believes that the use of this non-GAAP financial measure facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP net income from continuing operations attributable to the Company’s shareholders is that it does not reflect all items of expense/ income that affect our operations. Share-based compensation expenses have been and may continue to be incurred in NetEase’s business and are not reflected in the presentation of non-GAAP net income from continuing operations attributable to the Company’s shareholders. In addition, the non-GAAP financial measures NetEase uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited.

NetEase compensates for these limitations by reconciling non-GAAP net income from continuing operations attributable to the Company’s shareholders to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this announcement. NetEase encourages you to review its financial information in its entirety and not rely on a single financial measure.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(RMB and USD in thousands)

	December 31,	June 30,	June 30,
	2019	2020	2020
	RMB	RMB	USD (Note 1)
Assets

Current assets:
Cash and cash equivalents	3,246,373	10,622,795	1,503,559
Time deposits	53,487,075	66,348,005	9,390,951
Restricted cash	3,150,354	3,351,610	474,390
Accounts receivable, net	4,169,358	5,018,414	710,310
Inventories, net	650,557	558,789	79,091
Prepayments and other current assets	4,817,422	6,014,017	851,229
Short-term investments	15,312,595	19,199,417	2,717,501
Assets held for sale	271,278	—	—
Total current assets	85,105,012	111,113,047	15,727,031

Non-current assets:
Property, equipment and software, net	4,621,712	4,416,247	625,079
Land use right, net	3,707,179	4,221,940	597,577
Deferred tax assets	903,904	790,046	111,824
Time deposits	2,360,000	6,823,390	965,788
Other long-term assets	15,424,166	16,805,584	2,378,676
Assets held for sale	2,398	—	—
Total non-current assets	27,019,359	33,057,207	4,678,944
Total assets	112,124,371	144,170,254	20,405,975

Liabilities, Redeemable Noncontrolling Interests and Shareholders’ Equity

Current liabilities:
Accounts payable	1,212,303	853,745	120,840
Salary and welfare payables	2,957,360	2,570,216	363,790
Taxes payable	3,156,513	3,822,542	541,046
Short-term loans	16,828,226	21,932,603	3,104,358
Deferred revenue	8,602,227	9,375,909	1,327,074
Accrued liabilities and other payables	5,484,228	6,640,467	939,897
Liabilities held for sale	2,156	—	—
Total current liabilities	38,243,013	45,195,482	6,397,005

Non-current liabilities:
Deferred tax liabilities	382,030	980,530	138,785
Other long-term payable	456,912	476,640	67,464
Liabilities held for sale	961	—	—
Total non-current liabilities	839,903	1,457,170	206,249
Total liabilities	39,082,916	46,652,652	6,603,254

Redeemable noncontrolling interests	10,448,600	10,538,663	1,491,651

Total NetEase, Inc.’s equity	61,453,699	85,804,783	12,144,879
Noncontrolling interests	1,139,156	1,174,156	166,191
Total shareholders’ equity	62,592,855	86,978,939	12,311,070

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	112,124,371	144,170,254	20,405,975

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data or per ADS data)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2019	2020	2020	2020	2019	2020	2020
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)

Net revenues	14,448,442	17,062,367	18,184,806	2,573,892	28,870,651	35,247,173	4,988,914

Cost of revenues	(6,711,594)	(7,684,745)	(8,392,631)	(1,187,900)	(13,396,129)	(16,077,376)	(2,275,605)

Gross profit	7,736,848	9,377,622	9,792,175	1,385,992	15,474,522	19,169,797	2,713,309

Selling and marketing expenses	(1,289,763)	(1,863,071)	(2,321,397)	(328,572)	(2,447,853)	(4,184,468)	(592,273)
General and administrative expenses	(776,900)	(885,434)	(892,622)	(126,342)	(1,563,750)	(1,778,056)	(251,667)
Research and development expenses	(1,945,788)	(2,142,649)	(2,408,306)	(340,874)	(3,983,482)	(4,550,955)	(644,146)
Total operating expenses	(4,012,451)	(4,891,154)	(5,622,325)	(795,788)	(7,995,085)	(10,513,479)	(1,488,086)

Operating profit	3,724,397	4,486,468	4,169,850	590,204	7,479,437	8,656,318	1,225,223

Other income:
Investment income/ (loss), net	24,142	(109,731)	711,159	100,658	179,966	601,428	85,127
Interest income, net	185,227	345,184	396,519	56,124	357,433	741,703	104,981
Exchange gains, net	72,646	244,057	17,008	2,407	33,126	261,065	36,951
Other, net	78,026	66,708	421,199	59,617	115,190	487,907	69,059

Income before tax	4,084,438	5,032,686	5,715,735	809,010	8,165,152	10,748,421	1,521,341
Income tax	(683,755)	(1,082,033)	(1,064,455)	(150,664)	(1,950,440)	(2,146,488)	(303,816)

Net income from continuing operations	3,400,683	3,950,653	4,651,280	658,346	6,214,712	8,601,933	1,217,525
Net loss from discontinued operations	(282,815)	—	—	—	(633,570)	—	—
Net income	3,117,868	3,950,653	4,651,280	658,346	5,581,142	8,601,933	1,217,525

Accretion and deemed dividends in connection with repurchase of redeemable noncontrolling interests	(73,048)	(386,019)	(150,958)	(21,367)	(141,831)	(536,977)	(76,004)
Net loss/ (income) attributable to noncontrolling interests	26,547	(13,628)	37,484	5,306	14,174	23,856	3,377
Net income attributable to the Company’s shareholders	3,071,367	3,551,006	4,537,806	642,285	5,453,485	8,088,812	1,144,898
Including:
-Net income from continuing operations attributable to the Company’s shareholders	3,354,182	3,551,006	4,537,806	642,285	6,087,055	8,088,812	1,144,898
-Net loss from discontined operations attributable to the Company’s shareholders	(282,815)	—	—	—	(633,570)	—	—

Basic net income/ (loss) per share:	0.95	1.10	1.40	0.20	1.70	2.50	0.35
-Continuing operations	1.04	1.10	1.40	0.20	1.89	2.50	0.35
-Discontinued operations	(0.09)	—	—	—	(0.19)	—	—

Basic net income/ (loss) per ADS:	23.84	27.47	34.99	4.95	42.42	62.48	8.84
-Continuing operations	26.03	27.47	34.99	4.95	47.35	62.48	8.84
-Discontinued operations	(2.19)	—	—	—	(4.93)	—	—

Diluted net income/ (loss) per share:	0.95	1.08	1.38	0.20	1.68	2.47	0.35
-Continuing operations	1.03	1.08	1.38	0.20	1.88	2.47	0.35
-Discontinued operations	(0.08)	—	—	—	(0.20)	—	—

Diluted net income/ (loss) per ADS:	23.64	27.12	34.58	4.89	42.09	61.70	8.73
-Continuing operations	25.82	27.12	34.58	4.89	46.98	61.70	8.73
-Discontinued operations	(2.18)	—	—	—	(4.89)	—	—

Weighted average number of ordinary shares outstanding, basic	3,221,306	3,231,395	3,242,061	3,242,061	3,213,792	3,236,728	3,236,728
Weighted average number of ADS outstanding, basic	128,852	129,256	129,682	129,682	128,552	129,469	129,469
Weighted average number of ordinary shares outstanding, diluted	3,247,408	3,273,999	3,281,100	3,281,100	3,239,406	3,277,550	3,277,550
Weighted average number of ADS outstanding, diluted	129,896	130,960	131,244	131,244	129,576	131,102	131,102

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(RMB and USD in thousands)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2019	2020	2020	2020	2019	2020	2020
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	3,117,868	3,950,653	4,651,280	658,346	5,581,142	8,601,933	1,217,525
Net loss from discontinued operations	282,815	—	—	—	633,570	—	—
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	633,574	690,057	892,150	126,276	1,214,751	1,582,207	223,947
Fair value changes of equity security investments	87,034	327,040	(503,281)	(71,235)	(42,878)	(176,241)	(24,945)
Impairment losses of investments and other intangible assets	68,883	6,600	—	—	164,982	6,600	934
Fair value changes of short-term investments	(174,316)	(153,106)	(174,738)	(24,732)	(298,964)	(327,844)	(46,403)
Share-based compensation cost	567,668	665,814	691,945	97,938	1,188,467	1,357,759	192,178
Allowance for/ (reversal of) provision for doubtful debts	2,854	49,939	(1,305)	(185)	(15,465)	48,634	6,884
Losses on disposal of property, equipment and software	1,452	37	1,070	151	4,190	1,107	157
Unrealized exchange gains	(71,849)	(242,508)	(20,159)	(2,853)	(30,043)	(262,667)	(37,178)
Gains on disposal of long-term investments, business and subsidiaries	(156)	(15,433)	(14,803)	(2,095)	(12,134)	(30,236)	(4,280)
Deferred income taxes	466,324	212,848	499,509	70,701	769,376	712,357	100,828
Net equity share of (gains)/ losses from associated companies	(912)	(46,211)	(10,948)	(1,550)	16,542	(57,159)	(8,090)
Changes in operating assets and liabilities:
Accounts receivable	386,030	(430,535)	(498,550)	(70,565)	(223,062)	(929,085)	(131,503)
Inventories	132,712	88,440	3,329	471	295,716	91,769	12,989
Prepayments and other assets	546,551	(1,103,798)	233,607	33,065	(432,822)	(870,191)	(123,168)
Accounts payable	(112,477)	(98,679)	(271,697)	(38,456)	(18,330)	(370,376)	(52,423)
Salary and welfare payables	42,803	(537,907)	132,037	18,689	(441,242)	(405,870)	(57,447)
Taxes payable	(833,059)	1,234,078	(568,138)	(80,415)	106,300	665,940	94,258
Deferred revenue	(490,658)	1,379,126	(605,444)	(85,695)	(339,017)	773,682	109,507
Accrued liabilities and other payables	274,985	524,194	336,444	47,621	(567,092)	860,638	121,815
Net cash provided by continuing operating activities	4,928,126	6,500,649	4,772,308	675,477	7,553,987	11,272,957	1,595,585
Net cash (used in)/ provided by discontinued operating activities	(462,362)	—	—	—	298,351	—	—
Net cash provided by operating activities	4,465,764	6,500,649	4,772,308	675,477	7,852,338	11,272,957	1,595,585
Cash flows from investing activities:
Purchase of property, equipment and software	(274,448)	(164,320)	(237,039)	(33,551)	(644,038)	(401,359)	(56,809)
Proceeds from sale of property, equipment and software	1,898	772	3,970	562	5,718	4,742	671
Purchase of intangible assets, content and licensed copyrights	(298,301)	(306,835)	(839,441)	(118,815)	(1,149,861)	(1,146,276)	(162,245)
Net change in short-term investments with terms of three months or less	1,503,083	(780,535)	1,083,342	153,337	1,462,828	302,807	42,860
Purchase of short-term investments	(9,110,000)	(10,070,000)	(3,080,000)	(435,946)	(14,000,000)	(13,150,000)	(1,861,262)
Proceeds from maturities of short-term investments	2,759,491	6,887,976	2,345,218	331,944	5,070,813	9,233,194	1,306,874
Investment in associated companies and other long-term investments	(227,229)	(205,005)	(520,762)	(73,708)	(619,245)	(725,767)	(102,726)
Proceeds from disposal of investment in equity investments, businesses and subsidiaries	42,399	196,952	33,856	4,792	251,081	230,808	32,669
Placement/rollover of matured time deposits	(16,234,752)	(11,667,487)	(38,412,268)	(5,436,904)	(32,831,292)	(50,079,755)	(7,088,329)
Proceeds from maturities of time deposits	18,588,553	13,640,617	19,442,266	2,751,874	34,548,012	33,082,883	4,682,578
Change in other long-term assets	(56,553)	(10,522)	(76,103)	(10,772)	(88,312)	(86,625)	(12,261)
Amounts (paide to)/ received from disposed businesses	(200,690)	—	—	—	450,486	—	—
Net cash used in continuing investing activities	(3,506,549)	(2,478,387)	(20,256,961)	(2,867,187)	(7,543,810)	(22,735,348)	(3,217,980)
Net cash provided by/ (used in) discontinued investing activities	136,649	—	—	—	(567,355)	—	—
Net cash used in investing activities	(3,369,900)	(2,478,387)	(20,256,961)	(2,867,187)	(8,111,165)	(22,735,348)	(3,217,980)

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(RMB and USD in thousands)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2019	2020	2020	2020	2019	2020	2020
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Cash flows from financing activities:
Proceeds of short-term bank loans	297,875	100,000	360,474	51,022	312,875	460,474	65,176
Payment of short-term bank loans	—	(98,395)	(358,171)	(50,696)	—	(456,566)	(64,623)
Net changes in short-term loans with terms of three months or less	(1,144,121)	2,539,570	2,305,176	326,276	(403,008)	4,844,746	685,729
Net proceeds received from issuance of shares in Hong Kong	—	—	22,083,467	3,125,712	—	22,083,467	3,125,712
Capital injection from/ (repurchase of) noncontrolling interests and redeemable noncontrolling interests shareholders, net	215,913	(447,632)	163,865	23,194	284,524	(283,767)	(40,165)
Cash received from/ (paid for) repurchase of NetEase’s/ purchase of Youdao’s ADSs	10,645	(2,560,897)	(3,260,996)	(461,564)	10,645	(5,821,893)	(824,035)
Dividends paid to shareholders	(613,117)	(926,545)	(1,115,136)	(157,837)	(1,026,706)	(2,041,681)	(288,981)
Net cash (used in)/ provided by financing activities	(1,232,805)	(1,393,899)	20,178,679	2,856,107	(821,670)	18,784,780	2,658,813

Effect of exchange rate changes on cash, cash equivalents and restricted cash held in foreign currencies	35,624	74,100	180,056	25,485	17,730	254,156	35,973
Net (decrease)/ increase in cash, cash equivalents and restricted cash	(101,317)	2,702,463	4,874,082	689,882	(1,062,767)	7,576,545	1,072,391
Cash, cash equivalents and restricted cash, at the beginning of the period	9,245,088	6,397,860	9,100,323	1,288,067	10,206,538	6,397,860	905,558
Cash, cash equivalents and restricted cash, at end of the period	9,143,771	9,100,323	13,974,405	1,977,949	9,143,771	13,974,405	1,977,949
Less: Cash, cash equivalents and restricted cash of held for sale at end of the period	255,151	371	—	—	255,151	—	—
Cash, cash equivalents and restricted cash of continuing operations at end of the period	8,888,620	9,099,952	13,974,405	1,977,949	8,888,620	13,974,405	1,977,949

Supplemental disclosures of cash flow information of continuing operations:
Cash paid for income tax, net	562,032	202,044	548,556	77,643	1,097,755	750,600	106,241
Cash paid for interest expense	115,410	96,711	55,301	7,827	224,074	152,012	21,516
Supplemental schedule of non-cash investing and financing activities of continuing opearations:
Fixed asset purchases financed by accounts payable and accrued liabilities	312,346	377,564	277,314	39,251	312,346	277,314	39,251

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED SEGMENT INFORMATION

(RMB and USD in thousands, except percentages)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2019	2020	2020	2020	2019	2020	2020
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net revenues:
Online game services	11,433,361	13,518,244	13,828,256	1,957,263	23,283,545	27,346,500	3,870,646
Youdao	322,812	541,388	623,290	88,221	548,543	1,164,678	164,849
Innovative businesses and others	2,692,269	3,002,735	3,733,260	528,408	5,038,563	6,735,995	953,419
Total net revenues	14,448,442	17,062,367	18,184,806	2,573,892	28,870,651	35,247,173	4,988,914

Cost of revenues:
Online game services	(4,220,652)	(4,851,831)	(5,009,354)	(709,028)	(8,519,997)	(9,861,185)	(1,395,760)
Youdao	(216,749)	(305,663)	(341,751)	(48,372)	(389,585)	(647,414)	(91,636)
Innovative businesses and others	(2,274,193)	(2,527,251)	(3,041,526)	(430,500)	(4,486,547)	(5,568,777)	(788,209)
Total cost of revenues	(6,711,594)	(7,684,745)	(8,392,631)	(1,187,900)	(13,396,129)	(16,077,376)	(2,275,605)

Gross profit:
Online game services	7,212,709	8,666,413	8,818,902	1,248,235	14,763,548	17,485,315	2,474,886
Youdao	106,063	235,725	281,539	39,849	158,958	517,264	73,213
Innovative businesses and others	418,076	475,484	691,734	97,908	552,016	1,167,218	165,210
Total gross profit	7,736,848	9,377,622	9,792,175	1,385,992	15,474,522	19,169,797	2,713,309

Gross profit margin:
Online game services	63.1%	64.1%	63.8%	63.8%	63.4%	63.9%	63.9%
Youdao	32.9%	43.5%	45.2%	45.2%	29.0%	44.4%	44.4%
Innovative businesses and others	15.5%	15.8%	18.5%	18.5%	11.0%	17.3%	17.3%

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB7.0651 on the last trading day of June 2020 (June 30, 2020) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2: Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of comprehensive income is set out as follows in RMB and USD (in thousands):

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2019	2020	2020	2020	2019	2020	2020
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Costs of revenue	187,141	207,915	204,953	29,009	386,350	412,868	58,438
Operating expenses
- Selling and marketing expenses	21,144	24,811	27,034	3,826	46,391	51,845	7,338
- General and administrative expenses	187,362	230,371	247,589	35,044	385,220	477,960	67,651
- Research and development expenses	172,021	202,717	212,369	30,059	370,506	415,086	58,752

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(in thousands, except per share data or per ADS data)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2019	2020	2020	2020	2019	2020	2020
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net income from continuing operations attributable to the Company’s shareholders	3,354,182	3,551,006	4,537,806	642,285	6,087,055	8,088,812	1,144,898
Add: Share-based compensation	566,869	661,871	688,227	97,412	1,187,308	1,350,098	191,094
Non-GAAP net income from continuing operations attributable to the Company’s shareholders	3,921,051	4,212,877	5,226,033	739,697	7,274,363	9,438,910	1,335,992

Non-GAAP basic net income from continuing operations per share	1.22	1.30	1.61	0.23	2.26	2.92	0.41
Non-GAAP basic net income from continuing operations per ADS	30.43	32.59	40.30	5.70	56.59	72.90	10.32
Non-GAAP diluted net income from continuing operations per share	1.21	1.29	1.59	0.23	2.25	2.88	0.41
Non-GAAP diluted net income from continuing operations per ADS	30.19	32.17	39.82	5.64	56.14	72.00	10.19

The accompanying notes are an integral part of this announcement.